U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON D.C. 20549

                           FORM 12B-25


                   NOTIFICATION OF LATE FILING

                    SEC FILE NUMBER 000-25499


  [X] Form 10-K and Form 10-KSB    [ ] Form 20-F    [ ] Form 11-K
  [ ] Form10-Q And Form 10-QSB     [ ] Form N-SAR


  For Period Ended:      December 31, 2000
                       -----------------------

  [ ] Transition Report on Form 10-K
  [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K
  [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form N-SAR

  For the Transition Period Ended:____________________


        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

  PART I - Registrant Information
  _______________________________________________________________________

  Full Name of Registrant: FLEXXTECH CORPORATION
                           ---------------------

  Former Name of Registrant: INFINITE TECHNOLOGY CORPORATION
                             --------------------------------

  Address of Principal Executive Office (Street and Number):

            5777 W. Century Blvd., Suite 767, Los Angeles CA 90045
           --------------------------------------------------------

  Former Address

           Not applicable
           --------------


  PART II - Rules 12b-25 (b) and (c)
  ________________________________________________________________________

  [ X ] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

  [   ]  The subject report on 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date;

  [   ]  The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.


  PART III - Narrative
  _______________________________________________________________________

       The Company is attempting to verify certain information which is being obtained at this time. It is anticipated such information may necessitate certain adjustments to some of the discussion contained in the Company's Form 10-KSB.


  PART IV- Other Information
  ________________________________________________________________________

       (1) Name and telephone number of person to contact in regard to this notification

                   Greg Mardock   (310) 342-0794


       (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such other shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  [X] Yes   [ ] No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [ ] Yes   [X] No


        FLEXXTECH CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                              FLEXXTECH CORPORATION

  Date: March 25, 2000        By: /s/ Greg Mardock
                                 -----------------------------
                                      Greg Mardock, President